August 11, 2005

Mr. Jonathan Miller
President and Chief Executive Officer
General Geophysics Company
CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re:	General Geophysics Company
		Registration Statement on Forms F-4 and S-4
      Filed July 13, 2005
	File No. 333-126556

	Annual Report on Form 20-F for the year ended December 31,
2004
	Filed April 18, 2005
	File No. 01-14622

Dear Mr. Miller:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms F-4 and S-4 and Form 20-F for the Year Ended December 31,
2004

General

1. Please note that our staff continues to review the company`s no-action request. We may have further comment.

Operating and Financial Review and Prospects, page 29

Liquidity and Capital Resources, page 39

2. We note that you have presented the non-GAAP measure "Operating Results Before Depreciation and Amortization." Given that you have characterized this measure as being indicative of your operating cash flow and ability to meet debt service and capital expenditure requirements, the guidance in Item 10(e)(1)(i)(B) of Regulation S-K would tend to require that you reconcile the measure to operating cash flow rather than operating income. Please revise your filing accordingly. Please also ensure that you have met the requirements outlined in paragraph (1)(ii)(A) of this guidance, regarding adjustments to non-GAAP liquidity measures in Commission filings.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

Multi-Client Survey Accounting, page F-8

Revenue Recognition

3. We note your disclosure stating that "[w]ithin thirty days of execution and access, the client may exercise the Company`s warranty that all the data conforms to technical specifications." Please expand your disclosure to further clarify whether this provision constitutes a right-of-return. If this is the case, please also explain how this contingency has factored into the timing of revenue recognition.

4. We note that the nature of your business requires the movement of people and equipment to a designated location. Please disclose your accounting policy pertaining to payments that you receive during periods of mobilization.

5. Please describe any contractual provisions associated with surveys in process establishing target dates for progress or completion, and extending rights to customers for a return of funds if milestones such as these are not met. Also describe any contractual provisions requiring you to share future revenues with pre-commitment or other customers. Disclose the manner by which you have factored any such arrangements into your recognition policy.



Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John Weitzel at (202) 551-3731 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            J. Weitzel
      K. Hiller
      M. Coco

            via facsimile
      Thomas N. O`Neill III and Luis Roth
            Linklaters
            011 33 1 4359 4196
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Mr. Jonathan Miller
General Geophysics Company
August 11, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010